Exhibit 1

Translation of French language original

         DISCLOSURE BY THE DIRECTORS AND EXECUTIVE OFFICERS OF HAVAS SA
                    OF THEIR TRANSACTIONS IN HAVAS SECURITIES
                         DURING THE SECOND HALF OF 2003

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                                        GROSS FLOWS                                  OPEN POSITIONS
                                  for the half-year period             as of the last day of the half-year period
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                               Purchases               Sales           Purchase                             Sale
                                                                       Interests                          Interests
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
Number of directors/               1                        2           -                                -
executive officers
concerned
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                                                                  Calls purchased    -             Calls sold     -
                                                                  ------------------------------------------------------
Number of securities             5,000                387,182     Puts sold          -             Puts purchased -
                                                                  ------------------------------------------------------
                                                                  Deferred purchases -             Deferred sales -
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Weighted average                  3.90                   4.55
price
(euros)
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